Exhibit 99.1

PRESS RELEASE DATED:

ANNOUNCING FINANCIAL RESULTS FOR FIRST HALF YEAR 2022

MMTEC, Inc. Announces Half Year 2022 Unaudited Financial Results

Beijing, China, September 9, 2022-- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China based technology company that provides access to the U.S. financial markets, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Summary

●	Revenues increased by 44.64% from $507,048 to $733,400 as a result of the increase in software sales revenue during the six months ended June 30, 2022.

●	Gross profit increased by 41.53% to $622,910 as compared to $440,140 for the same period in 2021, while the gross profit margin was 84.93%, as compared to 86.80% for the same period in 2021.

●	Loss from operations was $2,927,617 for the six months ended June 30, 2022, as compared to $1,835,262 for the same period of 2021. The increase was primarily attributable to the increase in operating expenses. We increased the size of and level of spending on support team for our investment banking business, fund management services business and software sales business. We accrued litigation loss contingency of $450,000 to settle with FINRA.

●	Net loss was $2,887,201 for the six months ended June 30, 2022, as compared to net loss of $2,367,612 for the same period of 2021.

●	Loss per share both on a basic and fully diluted basis were $0.92 for the six months ended June 30, 2022, as compared to loss per share on a basic and fully diluted basis of $0.99 for the six months ended June 30, 2021.

Xiangdong Wen, the Company’s Chief Executive Officer and Chairman, commented, “Our revenue increased to $733,400 for the first half of 2022 as a result of our increased sales force in our software sales business. The company ramped up investment banking team spending. Loss from operations increased significantly as a result of the increase in size of, and level of spending on, our support teams for our investment banking and fund management services businesses.”

Mr. Wen continued, “As for the Company’s future strategy, we will actively promote cooperative relationships with Chinese companies listed in the US and provide them with financing, mergers and acquisitions, and financial advisory services. In addition, we will attempt to further increase the construction of investment banking teams, provide high-quality services, and continue to expand the market.”

Operating Results for Six Months Ended June 30, 2022

Revenues

We derive our revenues from: (1) data services and related technical support (the “Market data services”); (2) software sales and related technical support, which are primarily software to facilitate stock trading and clearing (the “Software sales”); (3) commissions through customer securities transactions (“Commissions”); and (4) fund management services as the administrator of the fund (“Fund management services”).

The following tables illustrate the Company’s revenue by revenue type:

	For the six months Ended June 30,
	2021	2022
	US$	US$
Market data services	85,635	71,928
Software sales	-	646,052
Fund management services	79,610	12,145
Commissions	341,803	3,275
Total revenues	507,048	733,400

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

Cost of revenues increased by $43,582, or 65.14%, to $110,490 for the six months ended June 30, 2022 from $66,908 for the same period last year. The increase in cost of revenues is directly linked to the 100% increase of software sales revenues. Revenue from commissions is presented as net revenue with no associated cost of revenues.

Gross Profit and Gross Margin

Gross profit was $622,910 for the six months ended June 30, 2022, representing gross margin of 84.93%, as compared to 86.80% for the same period in 2021.

Operating Expenses

During the six months ended June 30, 2022 and 2021, respectively, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. Selling and marketing costs increased by $790,027, or 813.24%, to $887,173 for the six months ended June 30, 2022 from $97,146 for the same period last year.

Payroll and Related Benefits

Payroll and related benefits totaled $1,022,931 for the six months ended June 30, 2022, as compared to $669,299 for the six months ended June 30, 2021, an increase of $353,632.

Professional Fees

For the six months ended June 30, 2022, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees and other fees associated with being a public company. Professional fees totaled $696,556 for the six months ended June 30, 2022, as compared to $837,457 for the six months ended June 30, 2021, a decrease of $140,901.

Other General and Administrative Expenses

For the six months ended June 30, 2022 and 2021, other general and administrative expenses were $943,867 and $671,500, respectively. The increase in other general and administrative expense was mainly attributable to the increase of $450,000 in litigation loss contingency, which represented an estimated fine of $450,000 from FINRA investigation; this was partially offset by the decrease in training fee, computer and internet expense, and ETC clearing costs.

Loss from Operations

For six months ended June 30, 2022, loss from operations amounted to $2,927,617, as compared to loss from operations of $1,835,262 for the six months ended June 30, 2021, an increase of $1,092,355, or 59.52%, which was mainly attributable to the increase in selling and marketing costs, payroll and related benefits and litigation loss contingency. As a result of the expansion of the Company’s overall business scale, the Company increased the size of and level of spending on support team for investment banking business, fund management services business.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, other income, impairment loss on long-term investment, and foreign currency transaction gain (loss). Other income totaled $40,416 for six months ended June 30, 2022, as compared to other expense of $532,350 for six months ended June 30, 2021, a change of $572,766, which was mainly attributable to the decrease in impairments of long-term investment.

Income Taxes

We did not have any income taxes expense for the six months ended June 30, 2022 and 2021 since we did not generate any taxable income in these two periods.

Net Loss

As a result of the factors described above, our net loss was $2,887,201, or $0.92 per share (basic and diluted), for the six months ended June 30, 2022. Our net loss was $2,367,612, or $0.99 per share (basic and diluted), for the six months ended June 30, 2021.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, MMTEC INC., MM Future Technology Limited, MM Fund SPC, HC Securities (HK) Limited, MMBD Trading Limited, MMBD Investment Advisory Company Limited, Fundex SPC and MM Global Securities, INC, are the U.S. dollar, and the functional currency of Gujia (Beijing) Technology Co., Ltd., is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $55,780 and a foreign currency translation gain of $23,720 for the six months ended June 30, 2022 and 2021, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $2,942,981 and $2,343,892 for the six months ended June 30, 2022 and 2021, respectively.

Financial Condition

As of June 30, 2022, the Company had cash of $7,023,053, compared to $11,206,220 as of December 31, 2021. Total working capital was $9,708,668 as of June 30, 2022, compared to working capital of $12,720,191 as of December 31, 2021.

Net cash used in operating activities for the six months ended June 30, 2022 was $4,153,241, compared to $1,431,474 for the same period last year. Net cash used in investing activities was $6,036 for the six months ended June 30, 2022, compared to $8,806 for the same period last year. Net cash provided by financing activities was $nil for the six months ended June 30, 2022, compared to $14,637,200 for the same period of last year.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries.

Shares Authorized and Issued

The Company is authorized to issue 50,000,000 shares with a par value of $0.01 per share. This takes into account the 1-for-10 reverse stock split on the Company’s common stock that was effectuated on July 13, 2022.

There were 3,137,001 common shares issued and outstanding as of June 30, 2022 and December 31, 2021. This takes into account the 1-for-10 reverse stock split on the Company’s common stock that was effectuated on July 13, 2022.

Legal Proceedings

In the normal course of business, MM Global is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. MM Global has responded to FINRA inquires and is subject to an investigation conducted by FINRA. In June 2022, FINRA’s Department of Enforcement concluded its investigation and alleges that there have been violations of the federal securities laws and FINRA rules. The Company intends to settle and as of September 9, 2022, the settlement negotiations are still in process. The Company assesses the likelihood of adverse outcome to the matter, as well as the range of probable losses to the extent losses are reasonably estimable. The Company records accruals to the extent that management concludes a loss is probable and the financial impact, should an adverse outcome occur, is reasonable estimable. As of June 30, 2022, the Company accrued a liability of $450,000 that represents the total estimated amount the Company expects to pay to settle this matter.

Other than MM Global, we are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Recent Developments

On July 13, 2022, the Company implemented a 1-for-10 reverse stock split. As a result of the reverse split, on July 27, 2022, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“NASDAQ”) confirming that the Company had regained compliance with NASDAQ’s minimum bid price requirement under Listing Rule 5550(a)(2). The Company regained compliance with NASDAQ’s requirements when the closing bid price for the Company’s common stock was at or above $1.00 for 10 consecutive business days.

On August 10, 2022, Company entered into a common stock purchase agreement, which was subsequently amended and restated on August 12, 2022 (the “Purchase Agreement”), with VG Master Fund SPC (“VG”). Subject to specified terms and conditions, the Company may, from time to time during the term of the Purchase Agreement, sell to VG up to the lesser of (a) $6.0 million of shares of common stock, par value $0.01 per share, and (b) the maximum amount of securities the Company is permitted to issue under its existing shelf registration statement, which was declared effective by the SEC on July 21, 2020. In consideration for VG’s entry into the Purchase Agreement, the Company issued 53,334 shares of common stock to VG on or about August 17, 2022.

Follow on offering

On August 24, 2022, the Company’s shelf registration statement for up to $300,000,000 in securities was declared effective by the SEC. Under this shelf registration statement, we may offer and sell from time to time up to an aggregate of $300,000,000 of common shares (issued separately or upon exercise of warrants), warrants, debt securities, and units of the Company’s securities.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About MMTEC, Inc.

Headquartered in Beijing, China, we mainly focus on investment banking and asset management, providing customers with one-stop and all-round financial services. In addition to traditional incubation and investment in domestic and foreign companies listed in the United States, we also launched the HiFund platform to attract global institutional and individual investors to invest in the most competitive Chinese assets.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of
	June 30, 2022	December 31, 2021
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,023,053	$11,206,220
Accounts receivable, net	466,812	194,856
Loan receivable, net	2,100,000	2,100,000
Security deposits - current portion	6,947	102,326
Prepaid expenses and other current assets	1,350,400	245,021

Total Current Assets	10,947,212	13,848,423

NON-CURRENT ASSETS:
Security deposits - non-current portion	163,572	29,460
Property and equipment, net	222,302	267,433
Operating lease right-of-use assets	1,100,379	442,185

Total Non-current Assets	1,486,253	739,078

Total Assets	$12,433,465	$14,587,501

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Deferred revenue	$-	$123,434
Salary payable	234,035	276,356
Accrued liabilities and other payables	699,556	372,168
Operating lease liabilities - current	304,953	356,274

Total Current Liabilities	1,238,544	1,128,232

NON-CURRENT LIABILITIES:
Operating lease liabilities - non-current	786,178	107,545

Total Non-current Liabilities	786,178	107,545

Total Liabilities	2,024,722	1,235,777

SHAREHOLDERS’ EQUITY:
Common shares ($0.01 par value; 50,000,000 shares authorized; 3,137,001 shares issued and outstanding at June 30, 2022 and December 31, 2021)	31,370	31,370
Additional paid-in capital	29,884,600	29,884,600
Accumulated deficit	(19,494,855)	(16,607,654)
Accumulated other comprehensive income (loss)	(12,372)	43,408

Total Shareholders’ Equity	10,408,743	13,351,724

Total Liabilities and Shareholders’ Equity	$12,433,465	$14,587,501

MMTEC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)
(UNAUDITED)

	For the six months Ended	For the six months Ended
	June 30, 2022	June 30, 2021

REVENUE	$733,400	$507,048

COST OF REVENUE	110,490	66,908

GROSS PROFIT	622,910	440,140

OPERATING EXPENSES:
Selling and marketing	887,173	97,146
General and administrative
Payroll and related benefits	1,022,931	669,299
Professional fees	696,556	837,457
Other general and administrative expenses	943,867	671,500

Total Operating Expenses	3,550,527	2,275,402

LOSS FROM OPERATIONS	(2,927,617)	(1,835,262)

OTHER INCOME (EXPENSE):
Interest income	19,663	526
Impairment loss on long-term investment	-	(583,497)
Other income	2,576	66,940
Foreign currency transaction gain (loss)	18,177	(16,319)

Total Other Income (Expense)	40,416	(532,350)

LOSS BEFORE INCOME TAXES	(2,887,201)	(2,367,612)

INCOME TAXES	-	-

NET LOSS	$(2,887,201)	$(2,367,612)

COMPREHENSIVE LOSS:
NET LOSS	(2,887,201)	(2,367,612)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(55,780)	23,720
COMPREHENSIVE LOSS	$(2,942,981)	$(2,343,892)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.92)	$(0.99)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	3,137,001	2,386,088

MMTEC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)
(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2022	June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,887,201)	$(2,367,612)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	39,024	14,322
Impairment loss on long-term investment	-	583,497
Noncash lease expense	163,218	168,733
Foreign currency transaction loss (gain)	(18,177)	35,464
Gain on extinguishment of debt	-	(41,548)
Changes in operating assets and liabilities:
Operating lease liabilities	(193,925)	(214,724)
Accounts receivable	(278,617)	(124,368)
Security deposits	(41,604)	-
Prepaid expenses and other current assets	(1,115,439)	516,649
Deferred revenue	(121,382)	-
Salary payable	(37,390)	(5,695)
Accrued liabilities and other payables	338,252	3,808

NET CASH USED IN OPERATING ACTIVITIES	(4,153,241)	(1,431,474)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,036)	(8,806)

NET CASH USED IN INVESTING ACTIVITIES	(6,036)	(8,806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stocks	-	14,637,200

NET CASH PROVIDED BY FINANCING ACTIVITIES	-	14,637,200

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(23,890)	(19,245)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,183,167)	13,177,675

CASH AND CASH EQUIVALENTS - beginning of period	11,206,220	1,425,926

CASH AND CASH EQUIVALENTS - end of period	$7,023,053	$14,603,601

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$830,860	$-